Filed by Pampa Energía S.A. (Pampa Energy Inc.) pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Petrobras Argentina S.A.
Filer’s Commission File Number:  001-34429
Subject Company’s Commission File Number:  333-155319
Date: December 23, 2016

Announcement Regarding the Merger

On December 23, 2016, Pampa Energía S.A., an Argentine corporation (“Pampa Energía”), made a filing (the “Filing”) with the Argentine Securities Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) regarding the merger of Pampa Energía with Petrobras Argentina S.A. (“Petrobras Argentina”), Petrobras Energia International S.A. (“PEISA”) and Albares Renovables Argentina S.A. (“Albares”), with Pampa Energía as the surviving company. An English-translation of the Filing is attached as Exhibit 1.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any merger materials that Pampa Energía will file with the U.S. Securities and Exchange Commission (“SEC”). Pampa Energía has filed a registration statement on Form F-4 (and may later file amendments thereto) with the SEC with respect to the merger of Petrobras Argentina, PEISA and Albares into Pampa Energía. Pampa Energía may also file other documents with the SEC regarding the transaction. THE PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION. PAMPA AND PETROBRAS ARGENTINA SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PAMPA AND PETROBRAS ARGENTINA SECURITIES SHOULD CONSIDER. The prospectus and certain other merger documents will be made available to all holders of Pampa and Petrobras Argentina shares at no expense to them. The merger materials will be made available for free at the SEC’s website at www.sec.gov.

In addition to the prospectus, Pampa Energía and Petrobras Argentina file annual and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pampa Energía and Petrobras Argentina at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Pampa Energía’s and Petrobras Argentina’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. Additional copies may be obtained for free by contacting Pampa Energía’s Investor Relations department at +54-11-4344-6000 or at investor@pampaenergia.com.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit 1

Buenos Aires, December 23, 2016

Sres.

COMISIÓN NACIONAL DE VALORES

Sres.

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Relevant Event. Modification of the Exchange Ratio

Dear Sirs:

I address the National Securities Commission and the Buenos Aires Stock Exchange in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa”) and Petrobras Argentina S.A. (“Petrobras Argentina”) in connection with the relevant events filed on December 7, 2016 and December 19, 2016.  As we disclosed to the market on December 19, 2016, the National Securities Commission (“Comisión Nacional de Valores” or the “CNV”) informed Pampa of its decision to reject the proposed exchange ratio between Pampa, as the surviving company, and Petrobras Argentina, Petrobras Energía Internacional S.A. (“PEISA”) and Albares Renovables Argentina S.A. (“Albares”), as the absorbed companies. In accordance with the notice from the CNV, the CNV understands that there are no objective changes in the economic circumstances involving the companies for which reason the exchange ratio offered in the voluntary exchange offer that expired on November 14, 2016 should be changed.  Along these lines, Pampa and Petrobras Argentina have analyzed the consequences of appealing such decision and believe that it would result in serious delays to the merger process, and the Pampa and Petrobras Argentina have resolved to accept the request from the CNV, thereby modifying the merger exchange ratio and fixing it at the same ratio that was used in the voluntary exchange offer, which was 0.5253 ordinary shares of Pampa, with a par value of Ps.1.00 and one vote per share, for each ordinary Class B share of Petrobras Argentina, with a par value of Ps.1.00 and one vote per share.

Sincerely,

Victoria Hitce

Head of Market Relations